Exhibit (h)(iv)

SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

Dated as of July 19, 2021

MAXIMUM OPERATING EXPENSE LIMITS

Fund Name	Class of Shares	Maximum Operating Expense Limit[1]	Commencement Date of Limit	Expiration Date of Limit
Regnan Global Equity Impact Solutions	Institutional Shares	89bps	July 19, 2021	July 31, 2022
	Advisor Shares	99bps	July 19, 2021	July 31, 2022
	Investor Shares	114bps	July 19, 2021	July 31, 2022
	Class Z Shares	89bps	July 19, 2021	July 31, 2022

AGREED AND ACKNOWLEDGED:

JOHCM FUNDS TRUST, on behalf of itself and each of its series as set forth on this Schedule A

By:	/s/ David Lebisky
Name: David Lebisky
Title: Chief Compliance Officer

JOHCM (USA) INC.

By:	/s/ Jonathan Weitz
Name: Jonathan Weitz
Title: Chief Operating Officer

[1]	Expressed as a percentage of a Fund’s average daily net assets.